ZEN Graphene Solutions Ltd. Announce COVID-19 Protocols for

Annual Meeting of Shareholders

Thunder Bay, ON - September 22, 2020

Shareholders are welcome to attend the Company's annual meeting of shareholders on September 28, 2020. Due to COVID-19 and its threats to the community we are required to follow new procedures at our upcoming annual meeting of shareholders. Those procedures are described below and were designed within the requirements laid out by public health authorities and the venue provider.

ZEN's annual meeting of shareholders will occur 4:00 pm (EST) on Monday September 28 at the Delta Guelph Hotel and Conference Centre, 50 Stone Road West, Guelph, ON. Seating available for shareholders and others is limited by social distancing requirements to 40.

Those 40 seats are open to those who make a request via email at info@zengraphene.com. Requests will be accepted on first come first served basis beginning at 5:00pm (EST) on September 22. Only one seat can be requested per email. Seating confirmation will be sent by the Company on September 24. It is required that all attendees wear a face covering in all public areas of the venue and practice social distancing, staying at least six feet or two meters from others. If you do not receive a confirmation email on September 24 we ask that you do not attend the annual meeting in person.

Management expects that the formal corporate requirements of the annual meeting will be promptly concluded. Following the conclusion of the corporate requirements, but no earlier than 4:45pm (EST) management will host a webinar conducting management presentations to shareholders and others followed by a Q&A. Management will conduct the webinar from the annual meeting venue and shareholders attending the annual meeting are asked to remain in the meeting venue throughout the webinar. ZEN has chosen GotoMeeting as software vendor to support the webinar presentation.

Shareholders need to register at least 24 hours in advance for the webinar at https://attendee.gotowebinar.com/register/2278795432949683212 . Webinar attendees will be able to hear and view management, see the presentations, download relevant materials and ask questions. A recording of the webinar will be also be posted later on the Company's website.

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Brian Bosse, Chief Financial Officer

Tel: +1 (844)730-9822

Email: info@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.